UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Kabel Deutschland GmbH

Unterföhring

Interim Consolidated Financial Statements and

Management Discussion and Analysis for the Quarter

Ended June 30, 2007

Kabel Deutschland GmbH
Table of Contents

Consolidated Balance Sheet as of June 30, 2007

Consolidated Income Statement for the Period from April 1 to June 30, 2007

Consolidated Statement of Cash Flows for the Period from April 1 to June 30, 2007

Changes in Consolidated Equity for the Period from April 1 to June 30, 2007

Changes in Consolidated Equity for the Period from April 1 to June 30, 2006

Selected Explanatory Notes to the Interim Consolidated Financial Statements as of June 30, 2007

Management Discussion and Analysis for the Period from April 1 to June 30, 2007

Kabel Deutschland GmbH, Unterföhring

Consolidated Balance Sheet as of June 30, 2007

	Note	June 30, 2007	March 31, 2007
		€	€
Assets
Current Assets
Cash and Cash Equivalents		35,470,329.16	54,107,869.36
Trade Receivables	4.1	119,009,675.41	101,369,909.73
Receivables from Affiliates	4.1	12,478,130.85	1,018,608.98
Receivables from Associates	4.1	5,156,176.32	107,694.26
Inventories	4.2	20,726,040.10	24,265,158.70
Receivables from Tax Authorities		4,806,989.68	6,266,499.44
Other Current Assets		4,923,841.43	8,771,370.20
Prepaid Expenses		20,767,025.21	20,698,155.45
Total current Assets		223,338,208.16	216,605,266.12

Non-current Assets
Intangible Assets	4.3	458,735,701.50	477,343,115.22
Property and Equipment	4.3	982,500,335.99	986,607,550.43
Equity Investments in Associates		5,895,483.12	5,681,497.19
Other Financial Assets		35,143,076.91	7,509,863.31
Deferred Tax Assets		346,581.56	365,873.00
Other Non-current Assets		10,551,619.00	5,414,108.00
Prepaid Expenses		5,480,676.31	5,959,250.34
Total non-current Assets		1,498,653,474.39	1,488,881,257.49

Total Assets		1,721,991,682.55	1,705,486,523.61

	Note	June 30, 2007	March 31, 2007
		€	€
Equity and Liabilities
Current Liabilities
Current Financial Liabilities	4.4	38,606,798.03	36,997,394.06
Trade Payables		135,168,577.15	175,518,013.66
Liabilities to Associates		322,880.82	324,079.36
Other current Provisions	4.6	16,104,015.80	18,106,930.64
Liabilities due to Income Taxes		15,193,675.69	14,156,619.14
Deferred Income		192,166,077.88	216,818,473.48
Other current Liabilities		55,759,893.98	60,398,797.69
Total current Liabilities		453,321,919.35	522,320,308.03

Non-current Liabilities
Senior Notes	4.4	667,230,389.70	672,782,454.94
Non-current Financial Liabilities	4.4	1,277,289,823.71	1,186,042,147.47
Deferred Tax Liabilities		88,627,588.06	82,659,838.00
Provisions for Pension	4.5	25,465,273.37	24,171,192.00
Other non-current Provisions	4.6	21,443,457.55	21,246,409.11
Other non-current Liabilities		85,080,976.71	92,352,054.94
Deferred Income		211,520.00	269,656.00
Total non-current Liabilities		2,165,349,029.10	2,079,523,752.46

Equity
Subscribed Capital		1,025,000.00	1,025,000.00
Capital Reserve		52,447,233.54	45,414,753.54
Cash Flow Hedge Reserve		-4,339,009.73	-6,293,092.68
Available-for-sale reserve		-4,421,260.97	624,573.00
Accumulated Deficit		-941,391,228.74	-937,128,770.74
Total Equity (Deficit)		-896,679,265.90	-896,357,536.88

Total Equity and Liabilities		1,721,991,682.55	1,705,486,523.61

The accompanying notes to this balance sheet form an integral part to these interim consolidated financial statements.

a

Kabel Deutschland GmbH, Unterföhring

Consolidated Income Statement
for the Period from April 1, 2007 to June 30, 2007

			as adjusted
		Apr. 1, 2007 -	Apr. 1, 2006 -
	Note	June 30, 2007	June 30, 2006
		€	T€

Revenues	3.1	289,688,233.08	265,669

Cost of Services Rendered		-145,661,297.20	-134,646
thereof depreciation/amortization T€ 35,859 (prior year T€ 31,010)

Other Operating Income		2,967,423.89	2,173

Selling Expenses		-80,183,422.30	-72,172
thereof depreciation/amortization T€ 26,073 (prior period T€ 22,420)

General and Administrative Expenses
thereof depreciation/amortization T€ 5,561 (prior period T€ 3,931)		-28,349,542.89	-26,469

Profit from Ordinary Activities		38,461,394.58	34,555

Interest Income		701,536.92	887

Interest Expense		-35,232,217.90	-38,440

Accretion/Depreciation on Investments and other Securities		-2,337,294.00	265

Income from Associates		213,985.93	522

Income/(loss) before Taxes		1,807,405.53	-2,211

Taxes on Income		-6,069,863.53	-10,882

Net loss for the period		-4,262,458.00	-13,093

The accompanying notes to this income statement form an integral part to these interim consolidated financial statements.

b

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Cash Flows

for the period from April 1, 2007 to June 30, 2007

		as adjusted
	April 1, 2007 -	April 1, 2006 -
	June 30, 2007	June 30, 2006
	T€	T€
1. Cash flows from operating activities
Net loss	-4,262	-13,093
Adjustments to reconcile net loss to cash provided by operations:
Taxes on income	6,070	10,882
Interest expense	35,232	38,440
Interest income	-702	-887
Depreciation and amortization on fixed assets	67,493	57,361
Accretion / Depreciation on investments and other securities	2,337	-265
Gain / Loss on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)	179	158
Income from associates	-214	-522
Compensation expense relating to share-based payments	1,629	-1,457

	107,762	90,617
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories	3,539	-2,134
Increase (-) / decrease (+) of trade receivables	-17,640	-3,660
Increase (-) / decrease (+) of other assets	-12,405	-4,993
Increase (+) / decrease (-) of trade payables	-40,586	-5,728
Increase (+) / decrease (-) of other provisions	-2,054	-86
Increase (+) / decrease (-) of deferred income	-24,710	-44,487
Increase (+) / decrease (-) of provisions for pensions	945	983
Increase (+) / decrease (-) of other liabilities	-4,751	-18,401

Cash provided by operations	10,100	12,111

Income taxes paid (-) / received (+)	1,440	-2,611

Net cash from operating activities	11,540	9,500

2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)	80	39
Cash paid for investments in intangible assets	-11,276	-12,645
Cash paid for investments in property and equipment	-33,718	-34,746
Cash paid for acquisitions	0	-1,873
Cash paid for investments in financial assets	-35,059	0
Interest received	617	864

Net cash used in investing activities	-79,356	-48,361

3. Cash flows from financing activities
Cash received non-current financial liabilities	86,000	1,150,000
Cash repayments of non-current financial liabilities	0	-1,150,000
Cash repayments of current financial liabilities	0	-75,848
Cash payments for reduction of finance lease liabilities	-1,757	-1,548
Interest and transaction costs paid	-35,065	-48,273

Net cash from/used in financing activities	49,178	-125,669

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)	-18,638	-164,530
Accretion / Depreciation on investments and other securities	0	265
Cash and cash equivalents at the beginning of the period	54,108	225,092

Cash and cash equivalents at the end of the period	35,470	60,827

Additional Information
Investments relating to capital lease	0	0
Other non cash investments	0	0

The accompanying notes to this cash flow statement form an integral part to these interim consolidated financial statements.

c

Kabel Deutschland GmbH, Unterföhring

Statement of Changes in Consolidated Equity

for the period from April 1, 2007 to June 30, 2007

	Subscribed	Capital	Cash flow	Available-for-sale	Accumulated	Equity
	capital	reserve	hedge reserve	reserve	deficit	(Deficit)
	T€	T€	T€	T€	T€	T€

Balance as of April 01, 2007	1,025	45,415	-6,293	624	-937,129	-896,358
Additions relating to share-based payment	0	7,032	0	0	0	7,032
Changes in fair value of hedging instruments (net of tax)	0	0	1,954	0	0	1,954
Changes in fair value of financial assets classified as available-for-sale	0	0	0	-5,045	0	-5,045
Net loss of the period	0	0	0	0	-4,262	-4,262
Balance as of June 30, 2007	1,025	52,447	-4,339	-4,421	-941,391	-896,679

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim  consolidated financial statements.

d

Kabel Deutschland GmbH, Unterföhring

Statement of Changes in Consolidated Equity

for the period from April 1, 2006 to June 30, 2006

	Subscribed	Capital	Cash flow	Available-for-sale	Accumulated	Equity
	capital	reserve	hedge reserve	reserve	deficit	(Deficit)
	T€	T€	T€	T€	T€	T€

Balance as of April 01, 2006	1,025	40,840	-13,403	0	-837,860	-809,398
Additions relating to share-based payment	0	0	0	0	0	0
Changes in fair value of hedging instruments (net of tax)	0	0	-1,865	0	0	-1,865
Retrospective effect of applying IAS 8 to interest swap accounting	0	0	-1,752	0	0	-1,752
Net loss of the period	0	0	0	0	-13,093	-13,093
Balance as of June 30, 2006	1,025	40,840	-17,020	0	-850,953	-826,108

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim consolidated financial statements.

e

Selected Explanatory

Notes to the Interim Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of June 30, 2007

1. Corporate Information

The interim consolidated financial statements of the Company for the three months ended June 30, 2007 were authorized for issue in accordance with a resolution of the directors on August 23, 2007.

Kabel Deutschland GmbH (“KDG GmbH)” is registered in Unterföhring, Betastraße 6-8 (commercial register of Munich HRB 145837).

2. Basis of preparation and accounting policies

Basis of preparation

The interim consolidated financial statements for the three months ended June 30, 2007 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim consolidated financial statements do not include all the information and disclosure required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as of March 31, 2007 which can be found on our website (www.kabeldeutschland.com).

The amounts in the interim consolidated financial statements are presented in Euros and all values are rounded to the nearest thousand (T€) except when otherwise indicated.

Significant accounting policies

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended March 31, 2007 except for the adoption of new Standards and Interpretations noted below. Adoption of these standards and Interpretations did not have any effect on the financial position or performance of the Company.

IFRIC 9 Reassessment of Embedded Derivatives

As of April 1, 2007, the Company adopted IFRIC Interpretation 9 which states that the date to assess the existence of an embedded derivative is the date that an entity first becomes party to the contract. Any reassessment of the derivative would only occurr if there is a change to the contract that significantly modifies the cash flows.

IFRIC 10 Interim Financial Reporting Impairment

As of April 1, 2007, the Company adopted IFRIC Interpretation 10 which states that an entity must not reverse for an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The Company previously assessed hedge effectiveness of an interest rate swap in a cash flow hedge by applying the “change in variable cash flow method”. Following the publication in the March 2007 IFRIC update of the IFRIC Agenda decision on “IAS 39 Financial Instruments: Recognition and Measurement – Assessing hedge effectiveness of an interest rate swap in a cash flow hedge” the Company has reconsidered its accounting treatment applied to those transactions as of March 31, 2007 and decided to adopt the treatment set out in the IFRIC agenda decision. Accordingly, the Company has adjusted its annual financial statements to reflect the fact that hedge accounting has no longer been historically applied and has, therefore, recorded all changes in fair value of the interest rate swap through the profit and loss statement. This change in accounting treatment has been accounted for retroactively.

At each balance sheet date through March 31, 2006, the carrying value of the repurchase obligation related to vested MEP I interests has been based on a formula defined in the partnership agreement for fair price estimation of the respective shares, which had been negotiated between the partners and are documented in the partnership agreement (third amendment) and a letter of grant (for certain of the interests granted in February 2006). Due to the fact that the fair price formula no longer approximated the fair value of the interests issued under MEP I adequately, the Partners of Cayman Cable Holding L.P. agreed to change the definition of the fair price in the fifth amendment to the Partnership agreement dated April 19, 2007. The fair price since then has been based on market conditions for the respective interests and the carrying amount of the liability for the repurchase of vested interests is calculated on that basis. The difference between the fair value as computed at each reporting date and the consideration for the interests is accounted for as personnel expense. This amount is recognized over a vesting period of four years commencing at grant date using the accelerated recognition method in accordance with IFRS 2.

3. Notes to the Income Statement

3.1 Revenues

Revenues were generated in Germany as follows:

	Apr. 1, 2007 - June 30, 2007	Apr. 1, 2006 - June 30, 2006
	T€	T€

Cable access revenues	216,734	210,721
TV/Radio revenues	42,948	39,918
Internet revenues	8,994	4,234
Phone revenues	13,488	4,811
TKS revenues	7,524	5,985
	289,688	265,669

4. Notes to the Balance Sheet

4.1 Receivables

	June 30, 2007	Mar. 31, 2007
	T€	T€

Gross Trade receivables	177,063	160,683
Bad debt allowance	-58,053	-59,313
Trade Receivables	119,010	101,370

Receivables from Affiliates	12,478	1,019
Receivables from Associates	5,156	108
	17,634	1,127

	Balance at Beginning of Period	Provisio for Bad Debt	Deduction/ Write-Offs and other Charges	Balance at End of Period
	T€	T€	T€	T€
Quarter ended June 30, 2007
Allowance for doubtful accounts	-59,313	-8,576	9,836	-58,053

Fiscal year ended March 31, 2007
Allowance for doubtful accounts	-39,831	-25,014	5,532	-59,313

As of June 30 and March 31, 2007, certain receivables were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities).

4.2 Inventories

	June 30, 2007	Mar. 31, 2007
	T€	T€

Raw materials, consumables and supplies	3,766	2,949
Work in process	710	0
Finished goods and merchandise	16,250	21,316
thereof carried at net realizable value	1,388	1,723
	20,726	24,265

The decrease in finished goods and merchandise is attributable to the Company’s effort to reduce CPE (“customer premise equipment”) inventories. The total amount of inventories recognized as an expense in quarter ended June 30, 2007 amounts to approximately T€ 5,612 compared to T€ 3,403 for the quarter ended June 30, 2006. Expenses for inventory allowances related to obsolete inventory were approximately T€ 57 compared to T€ 43 in the quarter ended June 30, 2006. As of June 30 and March 31, 2007, inventories were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities) in an amount of T€ 3,218 and T€ 6,373, respectively.

4.3 Intangible Assets/ Property and Equipment

With respect to additions and disposals of intangible assets and property and equipment see the schedule of fixed assets in Appendixes 1 and 2 to these notes.

4.4 Financial Liabilities (current and non-current) and 2014 Senior Notes

Senior Credit Facility

On May 12, 2006, KDVS entered into a new senior credit facility agreement. This agreement is comprised of two facilities, a T€ 1,150,000 term loan facility (Facility A) and a T€ 200,000 revolving credit facility (Facility B). Facility A and Facility B mature on March 31, 2012 (together the “Senior Credit Facility”). The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”) and a first pledge on 100 % of the shares of KDVS which are owned and offered as security by Kabel Deutschland GmbH under its guarantee. The carrying amount of KDVS’ shares amounts to T€ 2,824,000. Since the closing date, Facility A (T€ 1,150,000) has been fully drawn.

Facility B may be borrowed, repaid and re-borrowed up until one month prior to the final maturity date. Borrowings under Facility B may be used for general corporate purposes. In total, T€ 86,000 was outstanding under Facility B at June 30, 2007.

Interest rates on the Senior Credit Facility are based on one, two, three or six month EURIBOR plus a margin.

The margin on the Senior Credit Facility is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Senior Net Borrowings to Consolidated EBITDA	Margin (percent. per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

As of June 06, 2007, the applicable margin was 1.75%. KDG pays an annual commitment fee of 0.625 % on the undrawn commitment under Facility B.

The Senior Credit Facility is subject to several affirmative and negative covenants including but not limited to the following:

Test	Requirement

• EBITDA to Net Interest	1.75 x – 3.00 x

• Senior Net Debt to EBITDA	4.00 x – 2.00 x

Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts, (iii) the sale of shares on the public market (if consolidated total senior net borrowings to consolidated EBITDA is greater than or equal 2:1).

At June 30, 2007, T€ 1,150,000 was outstanding under Facility A at an interest rate of approximately 5.878%. At June 30, 2007, T€ 86,000 was outstanding under Facility B at an interest rate of approximately 5.842%. The Company entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks.

Senior Notes

On July 2, 2004, KDG GmbH issued T€ 250,000 10.75 % Senior Notes (“Euro Notes”) due in 2014 and TUS $ 610,000 10.625 % Senior Notes (“US $ Notes”) due in 2014 (together “2014 Senior Notes”). The dollar denominated Senior Notes were swapped into Euros using a currency swap.

Interest on the 2014 Senior Notes is payable every six months on January 1 and July 1. The principle becomes due and payable on July 1, 2014. The 2014 Senior Notes contain several financial covenants including but not limited to limitations on indebtedness, limitations on asset disposals and limitations on distributions and reporting requirements including the reconciliation of the IFRS financial statements to U.S. GAAP at each reporting date.

At any time prior to July 1, 2009, KDG GmbH may redeem all or part of the 2014 Senior Notes by paying a “make whole premium” which is the sum of:

i) the present value of the redemption price of such Euro or US $ Note at July 1, 2009 (i.e. 105.375 % for the Euro Note and 105.313 % for the US $ Note)

ii) the present value of all required interest payments due on such Notes to and including July 1, 2009 using a discount rate for the Euro Notes equal to the Bund Rate (as defined in the 2014 Senior Notes agreement) and for the US $ Notes equal to the US Treasury Rate (as defined in the 2014 Senior Notes agreement) at such redemption date plus 50 basis points.

At any time after July 1, 2009, the following redemption prices apply beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Notes	US $ Notes
2009	105.375%	105.313%
2010	103.583%	103.542%
2011	101.792%	101.771%
2012 and thereafter	100.000%	100.000%

Current

	June 30, 2007	Mar. 31, 2007
	T€	T€

Current financial liabilities	38,607	36,997

As of June 30, 2007, the current financial liabilities primarily included accrued interest related to the 2014 Senior Notes amounting to T€ 37,433, accrued interest related to the Senior Credit Facility of T€ 412 and other accrued interest of T€ 762. As of March 31, 2007, KDG reported accrued interest related to the Senior Credit Facility of T€ 17,335, accrued interest related to the 2014 Senior Notes of T€ 18,885 and other accrued interest of T€ 777.

Non-current

	June 30, 2007	Mar. 31, 2007
	T€	T€
Financial Liabilities
Senior Credit Facility	1,214,412	1,127,436
Swap	62,878	58,606
	1,277,290	1,186,042

2014 Senior Notes	667,230	672,782

The balance of the 2014 Senior Notes recorded in the financial statements was comprised of the following:

	June 30, 2007	Mar. 31, 2007
	T€	T€

Amount payable	755,553	755,553
Financing and transaction costs	-42,587	-42,587
Accretion of liabilities	8,132	7,342
Exchange rate effect	-53,868	-47,526
	667,230	672,782

Senior Credit Facility

The balance of the Senior Credit Facility recorded in the financial statement was comprised of the following:

	June 30, 2007	Mar. 31, 2007
	T€	T€

Amount payable	1,236,000	1,150,000
Financing and transaction costs	-25,932	-25,932
Accretion of liabilities	4,344	3,368
	1,214,412	1,127,436
Thereof current	0	0
Thereof non-current	1,214,412	1,127,436

4.5 Provisions for Pension

The following tables summarize the components of the net benefit expense recognized in the income statement and the funded status and amounts recognized in the balance sheet for the respective plans:

Net benefit expenses recognized in the consolidated income statement

	Apr. 1, 2007 - June 30, 2007	Apr. 1, 2006 - June 30, 2006
	T€	T€

Current service cost	910	889
Interest expense	348	291
Net actuarial losses	36	94
Net benefit expense	1,294	1,274

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

The pension expense is recorded in the following line items in the consolidated income statement:

	Apr. 1, 2007 - June 30, 2007	Apr. 1, 2006 - June 30, 2006
	T€	T€

Cost of services rendered	281	345
Selling expenses	375	336
General and administrative expenses	290	302
Interest expense	348	291
	1,294	1,274

Benefit liability

	June 30, 2007	Mar. 31, 2007
	T€	T€

Defined benefit obligation	30,443	29,149
Unrecognized actuarial losses	-4,978	-4,978
Benefit liability	25,465	24,171

Changes in the present value of the defined benefit obligation are as follows

	Apr. 1, 2007 - June 30, 2007	Apr. 1, 2006 - Mar. 31, 2007
	T€	T€

Defined Benefit Obligation	29,149	26,385
Current Service Cost	910	3,302
Interest Cost	348	1,186
Actual Benefit Payments	0	-72
Acquisition / Business Combination	0	-316
Actuarial Gains / Losses	36	-1,336
Defined Benefit Obligation	30,443	29,149

An estimation of pension provisions for the quarter ended June 30, 2007 was performed by the Company based on an actuarial pension appraisal as of April 17, 2007.

4.6 Other Provisions (current and non-current)

	Balance as of April 1, 2007	Utilization	Reversal	Addition	Interest	Balance as of June 30, 2007
	T€	T€	T€	T€	T€	T€

Anniversary payments	226	-8	0	6	0	224
Asset retirement obligations	20,562	-280	0	137	239	20,658
CPE asset retirement obligations	458	0	0	103	0	561
Restructuring	14,636	-2,014	0	0	0	12,622
Legal fees and litigation costs	1,750	0	0	41	0	1,791
Other	1,721	-30	0	0	0	1,691
Total provisions	39,353	-2,332	0	287	239	37,547

Other provisions can be segregated into current obligations (T€ 16,104) and non-current obligations (T€ 21,443).

5. Other Notes

5.1 Other Financial Obligations

Financial obligations as of June 30, 2007 and March 31, 2007 include the sum of all obligations up until the earliest possible termination date of KDG and are as follows:

Type of liability
in T€

	June 30, 2007				March 31, 2007
		Due				Due
	Due	between			Due	between
	up to	1 and 5	more than		up to	1 and 5	more than
	1 year	years	5 years	Total	1 year	years	5 years	Total

1. Agreements with DTAG and subsidiaries	210,666	245,241	29,030	484,937	209,623	292,102	31,897	533,622
2. License, rental and operating lease commitments	41,334	72,682	12,795	126,811	44,490	77,802	15,760	138,052
3. Other	26,068	16,138	2,046	44,252	30,554	18,380	1,922	50,856
Total	278,068	334,061	43,871	656,000	284,667	388,284	49,579	722,530

The lease expenses for cable duct space are T€ 25,869 for the quarter ended June 30, 2007 compared to T€ 25,879 for the quarter ended June 30, 2006. While the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 – 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30 % of the leased capacity the economic penalties will require renewal of the contracts for fifteen years when the Company believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be cancelled at the option of DTAG. As of June 30 and March 31, 2007, the sum of the total financial obligations for cable ducts through March 31, 2033 amounted to T€ 2,194,384 and T€ 2,220,200, respectively. After March 31, 2033 these duct space leases can be cancelled at the option of DTAG.

For the quarter ended June 30, 2007, total leasing expenses were T€ 44,296 compared to T€ 44,184 for the quarter ended June 30, 2006.

5.2 Share-Based Payments

Since March 31, 2007, an additional management equity participation plan has been implemented, including options on interests in the Partnership (“MEP IV option program”) and interests in the Partnership which are held indirectly via Kabel Management Beteiligungs- (MEP IV) GbR (“Indirect MEP IV”). Kabel Management Beteiligung- (MEP IV) GbR is itself a limited partner in the Partnership.

The terms of both the MEP IV option program and the Indirect MEP IV program are substantially the same and do not differ significantly from the other management participation plans. The members of MEP IV participate with effect from March 29, 2007.

The members of the indirect MEP IV were required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs- (MEP IV) GbR, respectively, have financed 80 % of the managers’ contributions with a loan from the Partnership. Interest accrues on such loan at a rate of 5.0 % per annum, compounded annually. Put or call provisions apply to the managers’ Common LP Interests in the event that such manager cease to be employed by KDG or its subsidiaries.

The total number of interests in Kabel Management Beteiligungs- (MEP IV) GbR issued under the Indirect MEP IV amounts to 540,758. Under the MEP IV option program, 2,085,908 options on interests in the Partnership have been issued.

5.3 Particular Events after the Balance Sheet Date

As of July 10, 2007, HOT-Kabelservice Gesellschaft mit beschränkter Haftung ( a Level 4 operator) was merged with Kabel Deutschland Vertrieb und Service GmbH & Co. KG.

On July 2, 2007 an amount of T€ 20,000 was drawn from our revolver under Facility B. On July 19, 2007 the existing revolver under Tranche B of the Senior Credit Facility was increased by T€ 125,000 to T€ 325,000 from T€ 200,000. As of July 31, 2007 T€ 36,000 had been repaid under Facility B and on August 10, 2007 an additional amount of T€ 10,000 was drawn under Facility B.

6. Segment Reporting

Segment information by business segment is as following:

	Cable Access		TV/ Radio		Internet & Phone		TKS		Reconciliation		Total Group
	Apr. 1 - June 30		Apr. 1 - June 30		Apr. 1 - June 30		Apr. 1 - June 30		Apr. 1 - June 30		Apr. 1 - June 30
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007		2006
	T€		T€		T€		T€		T€		T€

Revenues	216,734	210,721	42,948	39,918	22,482	9,045	7,524	5,985	0	0	289,688		265,669
Profit or loss from ordinary activities	67,303	65,186	5,920	4,259	-8,612	-14,678	2,008	942	-28,157	-21,154	38,462		34,555
Depreciation and amortization	-51,051	-49,533	-4,146	-2,355	-6,200	-1,192	-348	-381	-5,748	-3,900	-67,493	*	-57,361
Additions fixed assets	14,344	12,952	2,166	5,074	21,765	20,156	314	68	36,419	11,015	75,008		49,265

* Our asset schedule shows an additional amount in depreciation on financial assets of T€ 2,337.

7. Reconciliation to U.S. GAAP

The consolidated financial statements of KDG GmbH have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations made by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). Application of all other IFRS not endorsed by the EU as of June 30, 2007 and 2006 would not have any impact on the consolidated financial statements of KDG GmbH. IFRS differs in certain aspects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the results of operations for each of the three months ended June 30, 2007 and 2006 as well as equity as of June 30, 2007 and 2006 to the extent described below. A description of the material differences between IFRS and U.S. GAAP as they relate to KDG are discussed in further detail below. Reconciling items are presented on a pre-tax basis. Related tax adjustments are presented separately in item (9).

The reconciliation of net income for the quarter ended June 30, 2006 has been adjusted to reflect the effect of the IFRS accounting changes described in Note 2.

Reconciliation of net loss from IFRS to U.S. GAAP for the period

			as adjusted
	Note	Apr. 1, 2007 - June 30, 2007	Apr. 1, 2006 - June 30, 2006
		T€	T€
Net loss in accordance with IFRS		(4,262)	(13,093)

Business combination	(1)	(350)	2
Asset retirement obligations	(2)	(109)	(77)
Retirement benefits	(3)	3	3
Financing fees	(4)	0	(47,238)
Derivatives/Hedges	(5)	517	0
Restructuring	(6)	(25)	0
Intangible assets	(7)	55	55
Subscriber Acquisition Costs	(8)	(880)	0
Income taxes	(9)	(284)	11,040

Net loss in accordance with U.S. GAAP		(5,335)	(49,308)

Reconciliation of equity from IFRS to U.S. GAAP as of

	Note	June 30, 2007	March 31, 2007
		T€	T€
Equity in accordance with IFRS		(896,679)	(896,358)

Business combination	(1)	22,355	22,705
Asset retirement obligations	(2)	(1,300)	(1,191)
Retirement benefits	(3)	(4,942)	(4,814)
Financing fees	(4)	0	0
Derivatives/Hedges	(5)	0	0
Restructuring	(6)	2,421	2,446
Intangible assets	(7)	(387)	(442)
Subscriber Acquisition Costs	(8)	(2,356)	(1,476)
Income taxes	(9)	(2,063)	(2,399)

Equity in accordance with U.S. GAAP		(882,951)	(881,529)

(1) Business combination

The consolidated financial statements of KDG as of March 31, 2004 were prepared in accordance with exemptions provided by IFRS 1 “First-time Adoption of International Financial Reporting Standards” for entities adopting IFRS for the first time. Therefore, all business combinations carried out by KDG before April 1, 2003, were not retrospectively accounted for under the guidance of IFRS 3 “Business Combinations”. These combinations are accounted for in accordance with the German Commercial Code [“Handelsgesetzbuch”: HGB] or German GAAP. Under U.S. GAAP business combinations are accounted for in accordance with SFAS No. 141 “Business Combinations”. The differences relate to the acquisition of the cable businesses of Deutsche Telekom AG (DTAG) in March 2003.

Under U.S. GAAP, the acquisition cost is measured as the fair value of the consideration given, plus direct costs of the acquisition. The inclusion of direct costs of the business combination in the purchase price under U.S. GAAP as of March 13, 2003 resulted in an increase of T€ 9,200 as compared to IFRS. Therefore, the total acquisition cost amounted to T€ 1,788,596 under U.S. GAAP.

Under German GAAP, the purchase cost was initially allocated to the acquired assets and assumed liabilities at fair value, however, the excess of fair value over the acquisition cost reduced the amount allocated to customer lists.

Under U.S. GAAP the fair value of the acquired net assets in excess of acquisition costs of T€ 280,979 (negative goodwill) was allocated as a pro rata reduction of the amounts assigned to certain acquired assets: customer list, technical equipment, software and licenses, other equipment, furniture and fixtures and equity investments in associates.

As a result, the amount allocated to customer list under U.S. GAAP was increased by T€ 201,884. The amount allocated to property and equipment was reduced by a total of T€ 226,872, which included a T€ 222,251 reduction to technical equipment.

Under HGB and IFRS the acquired equity investments in associates are initially recognized at the book value of the seller. The difference between IFRS and U.S. GAAP results since the acquired equity investments are recorded at fair value under U.S. GAAP.

Differences between IFRS and U.S. GAAP in acquired pension liabilities and asset retirement obligations arising subsequent to the acquisition, and deferred taxes related to the acquisition are included separately in the respective reconciling items below.

The following table quantifies the differences between U.S. GAAP and IFRS in the carrying values of acquired assets and assumed restructuring liabilities as of June 30, 2007 and March 31, 2007:

U.S. GAAP reconciling adjustment to equity

	June 30, 2007	March 31, 2007
	T€	T€

U.S. GAAP adjustments to IFRS assets, increase (decrease)

Customer list	98,536	104,403
Software and licenses	0	0
Technical equipment	(83,509)	(89,026)
Other equipment, furniture and fixtures	0	0
Equity investments in associates	7,328	7,328

Equity adjustment between U.S. GAAP and IFRS	22,355	22,705

The following table quantifies the differences in amortization expense for the acquired customer list as well as depreciation expense on acquired fixed assets and compensation expense related to adjustments to liabilities for termination and relocation benefits for the three months ended June 30, 2007 and 2006:

U.S. GAAP reconciling adjustment to net profit (loss) for the three months ended

	June 30, 2007	June 30, 2006
	T€	T€

U.S. GAAP adjustments to IFRS depreciation, amortization or compensation expense decrease (increase)

Customer list	(5,867)	(5,867)
Technical equipment	5,517	5,629
Other equipment, furniture and fixtures	0	291
Compensation expense	0	(51)

(Increase) Decrease to U.S. GAAP expense	(350)	2

Assumed restructuring liabilities

In connection with the acquisition of the cable business of DTAG, KDG GmbH announced a restructuring plan to its employees on December 12, 2003. The plan included a strategic reorganization as well as the relocation of the company’s headquarters. The strategic reorganization included the centralization of the finance, IT, and corporate services departments in Munich as well as the restructuring of the network and the sales departments. The plan included the termination of 225 employees.

The restructuring was contemplated during the acquisition, the measures were officially announced during December 2003, and the plan was finalized within one year of the consummation of the business combination. Under IFRS, liabilities for termination benefits were recorded as period costs when the plans were announced.

Under U.S. GAAP certain restructuring costs in connection with the restructuring of the acquired business were recognized as an assumed restructuring liability in the allocation of the acquisition cost of the business combination. The restructuring costs included severance payments for planned employee terminations and relocation benefits paid to employees for costs associated with moving employees of the acquired business to a new location.

In December 2004, KDG revised the estimates of employee termination costs. The number of employees expected to be terminated increased and the estimate of termination cost per employee under the original restructuring plan related to the business combination was reduced. This resulted in an increase in U.S. GAAP expenses of T€ 2,343 and a reduction of the restructuring liability by T€ 3,388 against the acquired assets in the year ended March 31, 2005.

The effects of these adjustments and the development of the U.S. GAAP liabilities for termination and relocation costs are as follows:

	U.S. GAAP	IFRS	Diff.
	T€	T€	T€

Balance of the liability as of March 31, 2006	0	234	(234)
Costs paid and charged against the liability in the year ending March 31, 2007	0	(234)	234
Balance of the liability as of March 31, 2007	0	0	0

See item (6) below for additional information related to other restructuring programs.

(2) Asset retirement obligations

KDG has incurred asset retirement obligations (AROs) relating primarily to equipment and other leasehold improvements installed on leased network sites including the leasing of space in the cable ducts of DTAG to house certain portions of KDG’s network cable, and improvements to leased buildings. Those leases generally contain provisions that require the company and its subsidiaries to restore the sites to their original condition at the end of the lease term.

Asset retirement obligations existing as of March 13, 2003 were included in the purchase price allocation related to the acquisition of the cable businesses of DTAG. The liability was recognized at fair value as of the acquisition date. A corresponding asset (capitalized asset retirement cost) was recorded by increasing the amount allocated to the related long-lived asset by the same amount as the liability. Accordingly, assets and liabilities recorded in the acquisition under U.S. GAAP were increased for asset retirement obligations. Additional asset retirement obligations of T€ 687 were recognized during 2007. During the quarter ended June 30, 2007, additional asset retirement obligations of T€ 100 were recognized.

Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Under U.S. GAAP, KDG concluded there is not sufficient historical experience of non-enforcement. Therefore, these expectations were not included in the measurement of the obligation in accordance with SFAS No. 143. This resulted in an increase to the liability under U.S. GAAP, partially offset by reductions due to the use of a credit adjusted risk free rate as required by SFAS No. 143 instead of a risk free-rate as used under IFRS.

The difference in the net capitalized asset retirement cost and liabilities for asset retirement obligations at June 30, 2007 and March 31, 2007 are as follows:

	June 30, 2007	March 31, 2007
	T€	T€

Net asset capitalized under U.S. GAAP	8,098	8,330

Net asset capitalized under IFRS	9,477	9,726

Difference in assets under U.S. GAAP	(1,379)	(1,396)

Retirement obligation under U.S. GAAP	20,580	20,357

Retirement obligation under IFRS	20,659	20,562

Difference in net liabilities under U.S. GAAP	(79)	(205)

Equity adjustment under U.S. GAAP	(1,300)	(1,191)

The difference between the components of AROs between U.S. GAAP and IFRS consists of the following for the three months ended:

	June 30, 2007	June 30, 2006
	T€	T€

U.S. GAAP

Depreciation expense	333	306
Accretion expense	403	369
Total U. S. GAAP expense	736	675

IFRS

Depreciation expense	387	377
Accretion expense	240	212
Total IFRS expense	627	589

U.S. GAAP increase (decrease) to expense due to settlement of obligations	0	(9)

Difference	(109)	(77)

The changes in the liability for asset retirement obligations for the three months ended June 30, 2007 under U.S. GAAP are as follows:

	June 30, 2007	March 31, 2007
	T€	T€

Liability at the beginning of the period	20,357	18,217
Accretion expense	403	1,484
Additions	100	687
Asset retirement obligations settled	(280)	(31)

Liability at the end of the period	20,580	20,357

(3) Retirement benefits

KDG adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”) as of March 31, 2007. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Those changes, which consist of actuarial gains and losses and the effects of plan amendments, are recorded as adjustments in other comprehensive income. SFAS No. 158 did not change the measurement of net periodic benefit cost included in net income. Actuarial gains and losses and the effect of plan amendments initially recorded in other comprehensive income are reclassified into net periodic pension cost in accordance with the guidance on amortization in SFAS No. 87, Employers’ Accounting for Pensions. Amounts recognized in the statement of financial position consist of:

	June 30, 2007	March 31, 2007
	T€	T€
	SFAS 158	SFAS 158

Current liabilities	(178)	(178)

Non current liabilities	(30,229)	(28,971)

Net amount recognized	(30,407)	(29,149)

IFRS net liability recognized	(25,465)	(24,171)

Increase to U.S. GAAP liability	(4,942)	(4,978)

The components of net periodic pension cost are as follows for the three months ended June 30, 2007 and 2006:

	June 30, 2007	June 30, 2006
	T€	T€

Service cost	909	826

Interest cost	349	296

Amortization of prior service cost	(1)	(1)

Amortization of net (gain) loss	34	66

Net periodic benefit cost	1,291	1,187

IFRS net amounts recognized in profit and loss	1,294	1,190

Increase (Decrease) to U.S. GAAP expense	(3)	(3)

Under IFRS, the past service cost resulting from plan amendments is required to be amortized over the remaining vesting period of the employees, whereas for U.S. GAAP the effect is amortized of the remaining life expectancy of inactive plan participants and over the remaining service period of active participants.

(4) Financing fees

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, transaction costs are incremental costs directly attributable to the related financing. These costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

In connection with the refinancing of the acquisition of the regional DTAG cable providers, KDG incurred transaction costs through the Senior Loan Facility, the Bridge Facility, the Senior Credit Facility, the Senior Notes and the New Senior Credit Facility. As of June 30, 2007 and March 31, 2006, in accordance with IAS 39, financing and transaction costs of T€ 56,042, T€ 57,808, respectively, are deducted from related balances of debt in the IFRS consolidated financial statements. Under U.S. GAAP, in accordance with APB Opinion No. 21, Interest on Receivables and Payables, debt issuance costs are reported as an asset (deferred charges).

Under IFRS, the refinancing of the Senior Credit facility that occurred in May 2006 resulted in an adjustment to the carrying value of the liability as of March 31, 2006 and additional amortization of the related debt issuance costs. In accordance with U.S. GAAP, the debt issuance costs are amortized over the contractual term of the related debt. Unamortized debt issuance costs are not written off until an extinguishment occurs. On May 12, 2006, the Company repaid the outstanding balances under the previous Senior Credit Facility. Accordingly, under U.S. GAAP an additional expense of T€ 47,238 was recorded in the year ended March 31, 2007 to write-off the unamortized debt issuance costs in connection with the extinguishment of the previous Senior Credit Facility.

Adjustments under U.S. GAAP to the IFRS consolidated financial statements related to debt issuance costs are as follows:

U.S. GAAP Reconciling Adjustment to equity

	June 30, 2007	March 31, 2007
	T€	T€

Increase to assets	56,042	57,808

(Increase) to liabilities	(56,042)	(57,808)

Increase (Decrease) to U.S. GAAP equity	0	0

U.S. GAAP Reconciling Adjustment to net loss for the three months ended

	June 30, 2007	June 30, 2006
	T€	T€

(Increase) Decrease in amortization expense	0	(47,238)

(5) Derivatives/Hedges

In the year ended March 31, 2007, KDG reassessed its IFRS accounting treatment of interest rate swaps hedging variable cash flows of debt.  These swaps had been previously designated as hedging instruments in a cash flow hedge relationship.  Due to the IFRIC final agenda decision of March 2007 regarding “Assessing hedge effectiveness of an interest rate swap in a cash flow hedge”, the Company reassessed the hedge relationship. The method used to assess hedge effectiveness in the past is no longer deemed appropiate under IFRS. The Company de-designated the hedge relationship retrospectively in accordance with the IFRIC final agenda decision including an adjustment of the comparative figures of the prior fiscal year as if hedge accounting had never been applied in accordance with IAS 8.

For purposes of its financial statements according to U.S. GAAP, KDG applied two different methods to assess effectiveness and to measure ineffectiveness. Thus, the hedge relationship was in compliance with U.S. GAAP. However, the Company decided not to apply hedge accounting for U.S. GAAP purposes prospectively beginning in fiscal year 2007.

Adjustments under U.S. GAAP to the IFRS consolidated net loss for the three months ended June 30, 2007 amounted to T€ 517. For the three months ended June 30, 2007 and 2006, the reconciliation difference is comprised of the use of the amount previously recorded in OCI for U.S. GAAP over the remaining life of the derivative instrument and the interest payment it was hedging.

(6) Restructuring

A portion of the termination benefits to be provided under the restructuring plan announced by KDG in the year ended March 31, 2007 represent special termination benefits. Therefore, the criteria for recording a provision under SFAS No. 88 for the voluntary benefits provided under this restructuring plan were not met as of March 31, 2007, and the related liability recorded in the amount of T€ 2,386 for IFRS purposes was reversed under U.S. GAAP. During the quarter ended June 30, 2007, T€ 15 of the special termination benefits were accepted by the employees and were recorded as expense in the period under U.S. GAAP.

According to SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), contract termination costs shall be recognized when the entity terminates a contract in accordance with the contract terms or when the entity ceases using the right conveyed by a contract, for example, the right to use a leased property. As of June 30, 2007 KDG had already terminated some contracts in connection with the restructuring of its technical departments. Due to the fact that KDG is still using these premises and U.S. GAAP precludes recognition of a liability before the date it ceases using the right conveyed by a contract, the liability for this restructuring in the amount of T€ 50 for IFRS purposes was reversed under U.S. GAAP.

(7) Intangible assets

Under IFRS prior to April 1, 2004 the costs of internally generated software were capitalized, including general and administrative and overhead costs directly attributable to the development of the software. In accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” general and administrative costs and overhead costs should not be capitalized as costs of internal-use software under U.S. GAAP. In accordance with IAS 38 Intangible Assets, general and administrative and overhead costs incurred after April 1, 2004 are expensed as incurred.

The internally generated software recognized under U.S. GAAP is lower due to overhead costs capitalized under IFRS amounting to T€ 1,216 as of and for the year ended March 31, 2004. As of June 30, 2007 and March 31, 2007, T€ 387 and T€ 442, respectively, remained as a difference between capitalized intangible assets under IFRS and U.S. GAAP for the unamortized portion of the asset under IFRS. In addition, adjustments were made to reduce U.S. GAAP amortization expense in the three months ended June 30, 2007 (T€ 55) and 2006 (T€ 55).

(8) Subscriber Acquisition Costs

KDG capitalizes subscriber acquisition costs as intangible assets under IFRS if the costs are directly attributable to obtaining specific contracts which meet the definition and recognition criteria of an intangible asset in accordance with IAS 38, are incremental and can be measured reliably. KDG does not capitalize any commissions for open-ended contracts where customers are able to terminate the contractual relationship at any time.

Total subscriber acquisition costs capitalized as of June 30, 2007 and March 31, 2007 amounted to T€ 22,083 and T€ 17,384, respectively.

KDG amortizes these costs under IFRS over the initial contract period except for contracts where there is past evidence regarding the expected customer relationship period.

U.S. GAAP requires amortizing subscriber acquisition costs over the shorter of the fixed term period or the expected customer life. The fixed term period for KDG`s products is typically between 12 and 24 months. This leads to amortization of T€ 3,069 under U.S. GAAP as compared to amortization under IFRS of T€ 2,189.

(9) Income taxes

The difference in incomes taxes under U.S. GAAP compared to income taxes under IFRS is represented by the tax effect of reconciling items calculated using the enacted tax rates of 39,19% for each of the three months ended June 30, 2007 and 2006.

Unterföhring, August 23, 2007

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer

Dr. Manuel Cubero del Castillo-Olivares	Herbert R. Hribar
Chief Human Resource Officer	Chief Operating Officer
Managing Director, Cable Access and Content

Kabel Deutschland GmbH	Appendix 1 to Notes

Analysis of Fixed Assets for Period from April 1, 2007 to June 30, 2007

	Acquisition and production costs
	April 1, 2007	Acquisitions	Additions	Disposals	Reclassifications	June 30, 2007
	€	€	€	€	€	€

I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	151,699,402.32	0.00	9,677,830.20	0.00	7,121,921.88	168,499,154.40
2. Internally generated software	13,837,173.00	0.00	424,843.97	0.00	0.00	14,262,016.97
3. Customer List	715,426,567.68	0.00	35,000.00	1,030.98	0.00	715,460,536.70
4. Prepayments	10,926,153.95	0.00	1,138,459.65	0.00	-7,121,921.88	4,942,691.72
	891,889,296.95	0.00	11,276,133.82	1,030.98	0.00	903,164,399.79

II. Property and equipment
1. Buildings on non-owned land	7,185,148.98	0.00	116,230.96	0.00	81,500.00	7,382,879.94
2. Technical equipment	1,603,466,977.78	0.00	14,922,403.23	414,165.19	10,710,866.57	1,628,686,082.39
3. Other equipment, furniture and fictures	62,883,526.27	0.00	1,304,118.82	49,439.12	118,138.22	64,256,344.19
4. Construction in progress	50,619,484.08	0.00	17,375,461.50	0.00	-10,910,504.79	57,084,440.79
	1,724,155,137.11	0.00	33,718,214.51	463,604.31	0.00	1,757,409,747.31

III Financial Assets
1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03
2. Other	7,509,863.31	0.00	30,013,570.03	43,062.43	0.00	37,480,370.91
	13,330,458.34	0.00	30,013,570.03	43,062.43	0.00	43,300,965.94

	2,629,374,892.40	0.00	75,007,918.36	507,697.72	0.00	2,703,875,113.04

	Accumulated depreciation and amortization
					Change in at-
					equity		Net book value
	April 1, 2007	Additions	Disposals	Reclassification	investments	June 30, 2007	June 30, 2007	March 31, 2007
	€	€	€	€	€	€	€	€

I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	75,718,874.80	8,234,887.39	0.00	0.00	0.00	83,953,762.19	84,545,392.21	75,980,527.52
2. Internally generated software	5,787,914.48	651,310.37	0.00	0.00	0.00	6,439,224.85	7,822,792.12	8,049,258.52
3. Customer List	333,039,392.45	20,996,733.84	415.04	0.00	0.00	354,035,711.25	361,424,825.45	382,387,175.23
4. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	4,942,691.72	10,926,153.95
	414,546,181.73	29,882,931.60	415.04	0.00	0.00	444,428,698.29	458,735,701.50	477,343,115.22

II. Property and equipment
1. Buildings on non-owned land	2,424,677.72	233,231.24	0.00	-849.00	0.00	2,658,757.96	4,724,121.98	4,760,471.26
2. Technical equipment	697,586,347.10	35,320,962.67	206,041.45	0.00	0.00	732,701,268.32	895,984,814.07	905,880,630.68
3. Other equipment, furniture and fictures	37,536,561.86	2,056,347.53	42,675.35	849.00	0.00	39,549,385.04	24,706,959.15	25,346,964.41
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	57,084,440.79	50,619,484.08
	737,547,586.68	37,610,541.44	248,716.80	0.00	0.00	774,909,411.32	982,500,335.99	986,607,550.43

III Financial Assets
1. Equity investments in Associates	139,097.84	0.00	0.00	0.00	-213,985.93	-74,888.09	5,895,483.12	5,681,497.19
2. Other	0.00	2,337,294.00	0.00	0.00	0.00	2,337,294.00	35,143,076.91	7,509,863.31
	139,097.84	2,337,294.00	0.00	0.00	-213,985.93	2,262,405.91	41,038,560.03	13,191,360.50

	1,152,232,866.25	69,830,767.04	249,131.84	0.00	-213,985.93	1,221,600,515.52	1,482,274,597.52	1,477,142,026.15

Kabel Deutschland GmbH, Unterföhring	Appendix 2 to Notes

Analysis of Fixed Assets for Period from April 1, 2006 to June 30, 2006

	Acquisition and production cost
	April 1, 2006	Acquisitions	Additions	Disposals	Reclassifications	June 30, 2006
	€	€	€	€	€	€

I. Intangible assets
1. Software and Licences	100,549,175.37	0.00	9,712,237.21	3,239,616.88	236,814.00	107,258,609.70
2. Internally generated software	12,789,484.77	0.00	57,633.34	0.00	0.00	12,847,118.11
3. Customer List	709,713,538.37	1,588,393.29	72,713.19	0.00	0.00	711,374,644.85
4. Prepayments	2,719,177.16	0.00	2,802,139.66	0.00	-236,814.00	5,284,502.82
	825,771,375.67	1,588,393.29	12,644,723.40	3,239,616.88	0.00	836,764,875.48

II. Property and equipment
1. Buildings on non-owned land	5,340,718.78	0.00	109,319.92	0.00	1,486.00	5,451,524.70
2. Technical equipment	1,425,843,167.38	285,347.44	15,022,436.09	1,067,930.70	16,481,210.12	1,456,564,230.33
3. Other equipment, furniture and fixtures	51,138,809.34	0.00	2,756,010.25	395,886.15	403,861.01	53,902,794.45
4. Construction in progress	39,748,427.85	0.00	16,858,492.21	0.00	-16,886,557.13	39,720,362.93
	1,522,071,123.35	285,347.44	34,746,258.47	1,463,816.85	0.00	1,555,638,912.41

III. Financial assets
1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03
2. Others	491,561.62	0.00	0.00	150,000.00	0.00	341,561.62
	6,312,156.65	0.00	0.00	150,000.00	0.00	6,162,156.65

	2,354,154,655.67	1,873,740.73	47,390,981.87	4,853,433.73	0.00	2,398,565,944.54

	Accumulated depreciation and amortization
					Change in at-
					equity		Net book value
	April 1, 2006	Additions	Disposals	Reclassifications	investment	June 30, 2006	June 30, 2006	March 31, 2006
	€	€	€	€	€	€	€	€

I. Intangible assets
1. Software and Licences	53,584,726.12	4,444,702.21	3,239,616.88	0.00	0.00	54,789,811.45	52,468,798.25	46,964,449.25
2. Internally generated software	3,271,505.03	614,011.48	0.00	0.00	0.00	3,885,516.51	8,961,601.60	9,517,979.74
3. Customer List	249,230,050.39	20,918,630.96	0.00	0.00	0.00	270,148,681.35	441,225,963.50	460,483,487.98
4. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	5,284,502.82	2,719,177.16
	306,086,281.54	25,977,344.65	3,239,616.88	0.00	0.00	328,824,009.31	507,940,866.17	519,685,094.13

II. Property and equipment
1. Buildings on non-owned land	1,722,880.78	187,477.92	0.00	0.00	0.00	1,910,358.70	3,541,166.00	3,617,838.00
2. Technical equipment	585,965,045.25	29,320,894.18	1,039,213.36	0.00	0.00	614,246,726.07	842,317,504.26	839,878,122.13
3. Other equipment, furniture and fixtures	31,671,730.39	1,874,829.26	375,895.15	0.00	0.00	33,170,664.50	20,732,129.95	19,467,078.95
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	39,720,362.93	39,748,427.85
	619,359,656.42	31,383,201.36	1,415,108.51	0.00	0.00	649,327,749.27	906,311,163.14	902,711,466.93

III. Financial assets
1. Equity investments in Associates	258,913.10	0.00	0.00	0.00	-521,602.97	-262,689.87	6,083,284.90	5,561,681.93
2. Others	0.00	0.00	0.00	0.00	0.00	0.00	341,561.62	491,561.62
	258,913.10	0.00	0.00	0.00	-521,602.97	-262,689.87	6,424,846.52	6,053,243.55

	925,704,851.06	57,360,546.01	4,654,725.39	0.00	-521,602.97	977,889,068.71	1,420,676,875.83	1,428,449,804.61

Kabel Deutschland GmbH, Unterföhring

Group Management Report
for the Quarter Ended June 30, 2007

Our Business

Kabel Deutschland GmbH (“KDG GmbH”) was founded on December 17, 2002 and maintains its registered legal seat in Unterföhring (commercial register Munich HRB 145837). KDG GmbH’s sole shareholder is Kabel Deutschland Holding GmbH (“KDGHoldCo”) which is wholly owned by Cable Holding S.à r.l. (“LuxCo”). LuxCo is wholly owned by Cayman Cable Holding LP, George Town, Cayman Islands (“Cayman Cable”). The operating business is predominantly performed by Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”).

We are the largest cable operator in Germany, operating in 13 of the 16 federal states (with the exception of Hesse, North Rhine-Westphalia and Baden-Württemberg). KDG GmbH and its subsidiaries (together “KDG” or the “Company”) are the market leader in the German cable television business in terms of homes passed, subscribers, revenue generating units (“RGUs”) and revenue. As of June 30, 2007, the Company’s cable television network passed approximately 15.3 million homes and served approximately 9,168 thousand direct and indirect subscribers.

A growing portion of our subscribers take additional services such as pay TV and Internet & Phone services. KDG defines these subscriptions for additional services as RGUs. As of June 30, 2007, the Company served approximately 718 thousand pay TV RGUs. Also the Company served approximately 222 thousand subscribers (cable television and stand-alone Internet & Phone) which generated 208 thousand Internet and 178 thousand Phone RGUs. In addition, we own and operate an advanced digital playout facility capable of delivering encrypted digital television signals via satellite up-links to all of Germany.

Development of Subscribers and RGUs

	As of June 30,
	2007	2006
	in thousand
Homes passed	15,269	15,441
thereof Homes upgraded for 2-way-communication	8,975	6,017
Cable access subscribers (incl. TKS)	9,168	9,573
thereof Homes upgraded for 2-way-communication	5,648	3,951

% penetration (1)	60%	62%

Cable access RGUs	9,214	9,561
Pay TV RGUs	718	549
Kabel Internet RGUs	208	92
Kabel Phone RGUs	178	70
TKS Subscribers	44	39

Total RGUs (2)	10,362	10,311

Subscribers are segmented into direct customers (“B2C”), indirect customers (“B2B”) and wholesale customers. The loss in cable access subscribers primarily comes from the wholesale segment which has the lowest ARPU and has less impact on our operating  results if disconnected. Pay TV growth continues to be strong. The Company offers Internet and Phone products independently; however an overwhelming majority of these new subscribers choose a bundled product.

We generate revenue through subscription and distribution fees from our cable access business, our pay TV business, our broadband Internet & Phone business and from other activities. Monthly subscription rates paid by our access customers depend on the number of subscribers connected at a network connection point. In general, single family direct customers pay a higher monthly subscription fee on a per subscriber basis than Level 4 operators or housing associations that aggregate several subscribers behind one network connection point. Depending on the subscription, the Company gives a 5 % discount to customers who prepay the monthly subscription fee on an annual basis.

Level 4 operators typically resell KDG’s video signal to housing associations but in some cases directly to end users. Housing associations provide the signal to individual tenants and may or may not charge the tenants for the service. In addition to providing basic cable television services to its subscribers, the Company charges television broadcasters carriage fees for delivering their analog and digital television signals over the Company’s network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also delivers and charges carriage fees for radio signals delivered over the network into subscriber’s homes.

(1)            Number of subscribers at the end of the relevant period as a percentage of the number of homes passed by KDG’s network at the end of the relevant period.

(2)            Revenue generating units (“RGUs”) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but two RGUs.

Compared Operating Results for the quarters ended June 30, 2007 / June 30, 2006

We operate the business through four operating segments: Cable Access, TV/Radio, Internet & Phone, TKS, and an administrative segment which primarily includes central services and corporate activities. In the following pages we will give an overview of the development of our business based on the financial results for the quarter ended June 30, 2007.

To be able to compare the results for the quarters ended June 30, 2007 and June 30, 2006 certain numbers for the quarter ended June 30, 2006 have been reclassified.

Revenues

Cable Access

Cable Access contains all activities and services linked to the customer’s physical access to the Company’s cable network either directly to end customers or indirectly through commercial Level 4 operators or housing associations for which the Company charges a fee.

Cable access is the basis for free and paid services offered by the Company, including TV and radio services and Internet & Phone services. Recently, the Company revised its strategy of requiring cable access as a basis for also subscribing to Internet & Phone. Non-cable access customers may now subscribe to Internet & Phone services.

Our cable access business generates revenues through subscription fees, installation fees and other revenues. Through our cable television access business we generated T€ 216,734 or approximately 74.8%, of our total revenues for the three months ended June 30, 2007.

•      Cable Access subscription fees paid for the access to our network and the delivery of analog and digital signals are generated from individuals, businesses and housing associations. Our current cable access offering consists of between 33 and 45 analog television channels (depending on the region served) and up to 36 analog radio channels. In April of 2006, the Company discontinued the analog access product offering for single family homes and now offers a digital access product instead. The basic digital service is offered under the brand name “Digitaler Kabelanschluss”. This product includes the digital programs offered by the public broadcasters and most of the commercial broadcasters in Germany. In total, approximately 100 digital free-to-air (“FTA”) channels are now offered in the digital access product. The product has an enhanced electronic program guide (“EPG”) and access to a pay per view service. On March 1, 2007 the Company began to change the price on all access products delivered to single family homes to € 16.90 per month. The new pricing is for both the analog and digital access services. In conjunction with the new price, the Company agreed to provide the equipment to upgrade to digital access for no charge to the customer. The full impact of this change in access pricing will not become fully effective until March 2008 after all annual payers have been subject to the new price.

•       Installation and network connection fees and reimbursements. Generally, each first-time subscriber is charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly built homes to our network.

	Quarter Ended June 30,
	2007	2006
	T€
Cable Access Subscription Fees	214,149	208,919
Installation Fees	1,544	1,207
Other Revenues	1,041	595

Total Cable Access Revenues	216,734	210,721

€
ARPU (3)
Cable Access	7.73	7.31

	As of June 30,
	2007	2006
	in thousand
RGU
Cable Access	9,214	9,561

For the quarter ended June 30, 2007 cable access subscription fees increased by 2.5 % which primarily resulted from the introduction in April 2006 of the new product “Digitaler Kabelanschluss” with a higher price and from a price increase partially implemented in March 2007. It will take until March 2008 to fully implement the price initiative. For new single family customers connecting to our network we offer a digital access product with a free set-top box. We will continue to increase the digital penetration in our cable households served.

The primary factor responsible for the increase of installation fees relates to higher installation fees for the new product “Digitaler Kabelanschluss” implemented in April 2006. Installation fees are expected to remain at current levels.

TV /Radio

In addition to the cable access subscription business described above, the Company offers its own pay TV packages. The Company’s pay TV packages are branded as Kabel Digital Home and Kabel Digital International. Kabel Digital Home offers more than 30 pay TV channels within seven genres (documentaries, movies and series, sports, entertainment, kids, music and erotic). Kabel Digital International is comprised of more than 40 foreign language Pay TV channels. The Company sells its pay TV packages directly to consumers and to a lesser extent indirectly through certain Level 4 operators. We also sell our digital packages to an unaffiliated regional cable television operator. Under these wholesale agreements the operator typically receives a discount to our listed retail subscription fee. The Company also delivers the pay TV packages of an unaffiliated pay TV operator.

(3)            Average revenue per unit (“ARPU”) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

In addition to serving its own subscriber base our digital playout center also delivers digital video signals to unaffiliated regional cable television operators in Germany for distribution to the subscribers served by these operators. The Company expects that the other operators will discontinue the use of digital playout services in the near term.

Our TV/Radio business generates revenue through subscription fees, CPE sales, carriage fees and fees for services in connection with our digital playout facility.

•      Pay TV subscription fees and CPE sales. Homes connected to our network can receive the digital programming of the public broadcasters and the major private broadcasters free of charge if they are cable digital access subscribers and have a set-top box and activated smartcard. Customers can also subscribe to Kabel Digital International, Kabel Digital Home, the Company’s own pay TV offerings, and to pay per view services.

•      Digital carriage fees are derived for the transmission of digital television programs on behalf of third party program providers. The Company also delivers the digital television programming offered by the public broadcasters, most of the large private free-to-air (“FTA”) broadcasters and the programs transmitted by an unaffiliated pay TV operator in Germany. In addition to receiving fixed carriage fees, the unaffiliated pay television operator pays us a variable fee based on the revenue generated from the subscribers receiving its pay television services over the cable network.

•      Analog carriage fees. In addition to providing basic cable television services to its subscribers, the Company charges more than 210 national, regional and local television broadcasters carriage fees for delivering their television signals over the Company’s network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also charges carriage fees for radio signals delivered over the network into subscriber homes. The Company renegotiated most of its analog video carriage fee contracts at the end of 2005 which not only increased the fees paid per household reached but extended the term of the agreements and provided for simulcast of those analog signals into the digital spectrum.

•       Playout facility fees. We operate a digital playout facility, which in addition to serving our subscriber base with digital pay TV packages, encrypts and distributes programming received from third party program providers via leased satellite transponders to our network and to the networks of the other regional cable television operators in Germany. We expect these digital playout services offered to third parties to be discontinued in the near future.

	Quarter Ended June 30,
	2007	2006
	T€
Analog/Digital Carriage Fees	24,185	26,281
Pay TV Subscription Fees	17,084	11,142
Playout Facility Fees	269	1,195
CPE Sold	190	249
Other Digital Revenues	1,220	1,051
Total TV/Radio revenues	42,948	39,918

€
ARPU (4)
Pay TV	8.07	7.25

	As of June 30,
	2007	2006
	in thousand
RGU
Pay TV	718	549

Carriage fees decreased by T€ 2,096  due to changes in the business model of our unaffiliated pay TV operator and its loss of subscribers and reduction of APRU. In addition, certain one-time payments of our content providers were made in 2006 concerning provisioning for 2005. The future development of carriage fees will depend on the number of subscribers connected to our network as well as the subscriber base of a Pay TV operator utilizing our network. The Company pays a portion (approximately 38%) of certain revenues derived from digital carriage fees to the unaffiliated regional operators based on the number of subscribers served. KDG recorded T€ 1,625 and T€ 2,730 pass through as cost of services rendered in the quarters ended June 30, 2007 and ended June 30, 2006, respectively.

In the quarter ended June 30, 2007, pay TV subscription fees increased substantially by 53.3 % compared to the prior period primarily resulting from a rapidly growing subscriber base. In addition, certain pricing measures positively influenced subscription revenues. We will continue to strengthen our pay TV products to achieve further growth in the pay TV segment.

Fees received for the utilization of our playout facility decreased by 77.5%. The Company believes that revenues related to this activity will continue to come under pressure and will be completely eliminated in the near future as the above mentioned unaffiliated regional cable TV operators began to develop their own digital playout facility capacity.

The primary factor for the 23.7 % decline of revenues from CPE sold is related to the fact that we are providing the CPE for certain products to the customer during its contract period for free.

The average pay TV ARPU increased by  11.3 % in comparison to the quarter ended June 30, 2006. This is primarily based on a price increase on certain pay TV products in June 2006.

(4)    ARPU is calculated by dividing the pay TV subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

Internet & Phone

The Company can offer Internet & Phone services to those homes which are passed by its upgraded bi-directional network (630 MHz) and where we have the ability to market our products (“Marketable Homes”). As of June 30, 2007, the Company passed approximately 9.0 million homes with upgraded network for increased capacity plus return paths to enable two-way communications. The Company offers Internet and Phone products independently; however, most customers subscribe to bundled offerings of Internet & Phone together. Prior to June of 2007, the Internet & Phone product was only offered to customers who subscribed to cable television access. We now also offer Internet & Phone to non-cable television access subscribers. As of June 30, 2007, the Company served approximately 222 thousand subscribers which generate approximately 208 thousand Internet and 178 thousand Phone RGUs.

	Quarter Ended June 30,
	2007	2006
	T€
Subscription Fees (recurring)	21,788	8,724
Installation Fees and other non-recurring revenues	694	321

Total Internet & Phone Revenues	22,482	9,045

	€
ARPU (5)
Kabel Internet	14.98	17.45
Kabel Phone	26.60	29.26
Kabel Internet & Kabel Phone blended	20.34	22.46

	As of June 30,
	2007	2006
	in thousand
RGU
Kabel Internet	208	92
Kabel Phone	178	70
Total Internet & Phone RGUs	386	162

Revenues for Internet & Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of CPE.

In the quarter ended June 30, 2007, total Internet & Phone revenues increased by T€ 13,437 in comparison to the prior period. This increase was primarily due to the increased number of RGUs for the Internet & Phone products.

The Phone ARPU decreased by 9.1 % and the Internet ARPU decreased by 14.2 % compared to the quarter ended June 30, 2006. Both reductions were driven by the increasing percentage of subscribers taking bundled products which are generally offered at a discount compared to prices for the stand-alone products.

(5)             Average revenue per unit (“ARPU”) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

Going forward, the Company expects Internet & Phone ARPU to decrease gradually over-time due to the following factors: increase of the value added tax from 16% to 19% in Germany as of January 1, 2007, which was not passed through to our customers; increasing use of promotions to attract new subscribers; the continued trend of subscribers preferring bundled products and the trend for flat rate telephony products.

TKS - Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

TKS, a wholly owned subsidiary of KDVS, provides cable access and Internet and Phone services to NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG (“DTAG”) who prefer English language bills. Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases such as prepaid mobile phones, cashcards, etc., and since the quarter ended December 31, 2006, contracts for mobile phone services (under the product name “TKS-Mobile”) specially designed for personnel on NATO military bases.

	Quarter Ended June 30,
	2007	2006
	T€
Billing services revenues	2,019	1,908
Merchandise	1,016	1,510
Internet Revenues	1,774	1,187
Cable Television Revenues	1,220	1,239
Mobile Phone Services	1,512	0
Other Revenues	-17	141

Total TKS Revenues	7,524	5,985

	As of June 30,
	2007	2006
	in thousand
Subscribers
TKS Subscriber (cable TV)	44	39

In the quarter ended June 30, 2007, TKS revenues increased by T€ 1,539 or 25.7 % compared to the quarter ended June 30, 2006 primarily due to higher revenues from Internet services and the new product TKS-Mobile. Partially offsetting this positive impact was a decrease in revenues from the sale of merchandise.

Expenses

The following chart gives an overview on the Company’s expenses for the quarter ended June 30, 2007 compared to the quarter ended June 30, 2006. Total expenses for the quarter ended June 30, 2007 increased by T€ 20,906 or 9.0 % compared to the quarter ended June 30, 2006.

	Quarter Ended June 30,
	2007	2006
	T€
Cost of Services Rendered	145,661	134,646
Selling Expenses	80,183	72,172
General and Administrative Expenses	28,349	26,469
Total Expenses	254,193	233,287

Cost of Services Rendered

Cost of services rendered are costs related to the revenue generating business activities of the Company.

	Quarter Ended June 30,
	2007	2006
	T€
Cost of Materials and Services	78,029	71,416	(6)
Personnel Expenses	13,890	12,938	(6)
Depreciation and Amortization	35,859	31,010
Other Cost and Expenses	17,883	19,282
Total Cost of Service Rendered	145,661	134,646

In the quarter ended June 30, 2007, cost of services rendered increased by T€ 11,015 or 8.2 % compared to the quarter ended June 30, 2006. This is primarily due to the items discussed below. Included in cost of services rendered for the quarter ended June 30, 2007, are one-time costs related to the restructuring of the technical department of T€ 1,473. These costs primarily relate to external service providers and could not be accrued in March 2007.

Cost of materials and services primarily include Service Level Agreements with DTAG (“SLA”) which are related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition to SLA payments cost of materials and services include content expenses, maintenance of our network, conditional access license expenses, special services for Internet & Phone and other materials and services. In the quarter ended June 30, 2007, cost of materials and services increased by T€ 6,613 or 9.3 % compared to the quarter ended June 30, 2006.

(6)    To be able to compare the results for the quarters ended June 30, 2007 and June 30, 2006 a reclassification in the amount of T€ 3,164 for the quarter ended June 30, 2006 was effected between Cost of Materials and Services and Personnel Expenses.

In the quarter ended June 30, 2007 content costs, primarily for pay TV activities, increased by T€ 3,815 or 53.9% to T€ 10.898 from T€ 7,083 in the quarter ended June 30, 2006 compared to the prior period. The increase is related to subscriber growth and the addition of certain channels.

Network expenses increased by T€ 2,105 to T€ 3,544 for the quarter ended June 30, 2007 from T€ 1,439 for the quarter ended June 30, 2006 primarily due to the continued upgrade of our networks. As long as the Company continues to upgrade the network and to add additional capacity, network cost will increase.

Costs for interconnect increased by T€ 1,646 to T€ 2,918 for the quarter ended June 30, 2007 from T€ 1,272 for the quarter ended June 30, 2006 related to the variable usage cost of phone subscribers. Interconnection costs will continue to rise with the number of phone subscribers.

Expenses for CPE (modems) and installation decreased by T€ 1,807 to T€ 134 for the quarter ended June 30, 2007 from T€ 1,941 for the quarter ended June 30, 2006 primarily related to the capitalization of CPE. In November 2006 the Company changed the standard customer contract for Internet & Phone so that the CPE remains in possession of the Company. Therefore, the CPE and associated installation costs are capitalized and will continue to decrease in the future.

Personnel expenses include wages, salaries, social security and pension costs related to the technical staff. In the quarter ended June 30, 2007, personnel expenses increased by T€ 952 or 7.4%, primarily due to decreased own work capitalized.

Depreciation and amortization expenses primarily include the depreciation of the network, capitalized leased transponders and the digital platform. In the quarter ended June 30, 2007, depreciation and amortization expenses increased by T€ 4,849 or 15.6 % compared to the quarter ended June 30, 2006 primarily due to the upgrade of the network for Internet & Phone.

Other cost and expenses primarily include copyright fees, fees paid to the “Bayerische Medienanstalt”, IT, rent for technical infrastructure and other miscellaneous expenses. In the quarter ended June 30, 2007, other cost and expenses decreased by T€ 1,399 or 7.3%. This primarily relates to decreased fees paid to the “Bayerische Medienanstalt”and decreased rent expenses.

Selling Expenses

Selling expenses are expenses incurred to support the sales effort of the Company’s products and services.

	Quarter Ended June 30,
	2007	2006
	T€
Cost of Materials and Services	5,582	5,569
Personnel Expenses	17,322	14,806
Depreciation and Amortization	26,073	22,420
Other Cost and Expenses	31,206	29,377
Total Selling Expenses	80,183	72,172

In the quarter ended June 30, 2007, selling expenses increased by T€ 8,011 or 11.1 % compared to the quarter ended June 30, 2006. This is primarily due to the items discussed below.

Cost of materials and services included in selling expenses are services related to the general distribution of our product packages. In the quarter ended June 30, 2007, cost of materials remained relatively stable.

Personnel expenses include wages, salaries, social security costs, pension costs related to the sales, marketing and call-center personnel as well as non-cash expenses related to the Management Equity Participation program. In the quarter ended June 30, 2007 personnel expenses include expenses related to the Management Equity Participation program in the amount of T€ 184 compared to T€  2,290 MEP related income in the quarter ended June 30, 2006. Personnel expenses adjusted by the Management Equity Participation program remained relatively stable, with T€ 17,138 in the quarter ended June 30, 2007 compared to T€ 17,096 in the quarter ended June 30, 2006.

Depreciation and amortization expenses primarily include the amortization of the customer list and of the capitalized sales commissions paid to the Company’s sales agents and call center representatives. The amortization period for the capitalized subscriber acquisition costs depends on the product offered and is 8.5 years for our access products corresponding to the expected average life of the contracts and 12 or 24 months for our pay TV and Internet of Phone products corresponding to the fixed contract duration. In the quarter ended June 30, 2007, expenses related to depreciation and amortization increased by T€ 3,653 or 16.3 % due to higher amortization of capitalized subscriber acquisition costs and first-time capitalization of CPE.

Other cost and expenses within selling expenses primarily include costs for advertising, marketing and sales support, bad debt expenses, sales commissions and other miscellaneous expenses. In the quarter ended June 30, 2007, other selling cost and expenses increased by T€ 1,829 or 6.2%.

General and Administrative Expenses

	Quarter Ended June 30,
	2007	2006
	T€
Personnel Expenses	11,786	9,455
Depreciation and Amortization	5,561	3,931
Other Cost and Expenses	11,002	13,083
Total General and Administrative Expenses	28,349	26,469

General and administrative expenses are related to headquarter functions such as senior management, legal, regulatory, finance, human resources, purchasing, IT and investor relations. These are expenses that are not directly allocated to cost of services rendered and selling expenses. General and administrative expenses include personnel, consultants, IT, public and investor relations, rent and depreciation and amortization of software.

In the quarter ended June 30, 2007, general and administrative expenses increased by T€ 1,880 or 7.1 % compared to the prior quarter. This is primarily due to the items discussed below.

Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program. In the quarter ended June 30, 2007 personnel expenses include expenses related to the Management Equity Participation program in the amount of T€ 1,446 compared to T€  830 in the quarter ended June 30, 2006. Personnel expenses adjusted by Management Equity Participation program increased to T€ 10,340 in the quarter ended June 30, 2007 from T€ 8,625 in the quarter ended June 30, 2006. This increase is primarily resulting from an increase in the number of employees.

Depreciation and amortization expenses primarily include the depreciation and amortization of IT and standard software licenses. In the quarter ended June 30, 2007, these expenses increased by T€ 1,630 or 41.5 % primarily due to the amortization related to the Company’s customer care and billing system, a new SAP system and other IT-applications and licenses. Given the Company’s current IT needs and the on-going investments, depreciation and amortization will remain at current levels.

Other cost and expenses within general and administrative expenses primarily include costs for IT, external consultants and other miscellaneous expenses. In the quarter ended June 30, 2007, other cost and expenses decreased by T€ 2,081 or 15.9%. This decrease primarily results from a decrease in consulting and  IT expenses.

Profit from Ordinary Activities

Profit from ordinary activities for the quarter ended June 30, 2007 increased by T€ 3,907 or 11.3 % to T€ 38,462 from T€ 34,555 in the prior quarter ended June 30, 2006.

The increase is primarily related to the issues discussed in the above sections.

Interest Income

Interest income is primarily derived from bank deposits. In the quarter ended June 30, 2007 interest income decreased by T€ 186 or 21.0 % to T€ 701 from T€ 887 in the past quarter.

Interest Expenses

Interest expenses include interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest Expenses decreased by T€ 3,208 or 8.3 % for the quarter ended June 30, 2007, compared to the quarter ended June 30, 2006 primarily due to decreased amortization of capitalized finance fees and one-time financing fees  in the amount of T€ 2,000 expensed in the quarter ended June 30, 2006.

Included in interest expenses for the quarter ended June 30, 2006 is a positive adjustment of T€ 4,097 related to a retroactive reassessment of the Company’s hedge relationship.

	Quarter Ended June 30,
	2007	2006
	T€
Senior Notes	19,616	19,616
Senior Credit Facility	17,363	16,695
Amortization of Capitalized Finance Fees	1,957	3,661
Finance Lease	763	618
Pensions	349	291
Asset Retirement Obligations	239	222
Interest Hedge	-5,138	-4,663
Other	83	2,000
Total Interest Expenses	35,232	38,440

Outstanding interest bearing indebtedness as of June 30, 2007 increased by T€ 86,000 or 4.5 % to T€ 1,991,553 from T€ 1,905,553 as of June 30, 2006.

Accretion/Depreciation on Investments and other Securities

Income from accretion/depreciation on investments and other securities for the quarter ended June 30, 2007 decreased by T€ 2,602 compared to the quarter ended June 30, 2006. In the quarter ended June 30, 2006 income in the amount of T€ 265 was recorded whereas in the quarter ended June 30, 2007 expenses in the amount of T€ 2,337 were recorded. 2007 expenses result mainly from a devaluation of the Company’s investment in financial assets.

Income from Associates

For the quarter ended June 30, 2007 income decreased by T€ 308 or 59.0 % to T€ 214 from T€ 522 in the quarter ended June 30, 2006.

Taxes

Taxes for the quarter ended June 30, 2007 decreased by T€ 4,812 or 44.2 % to T€ 6,070 from T€ 10,882 in the quarter ended June 30, 2006. Taxes for the quarter ended June 30, 2007 are comprised of deferred tax expenses in the amount of T€ 4,803 and current income tax expenses in the amount of T€ 1,267.

Net Loss

For the quarter ended June 30, 2007 net loss decreased by T€ 8,831 or 67.4 % to T€ 4,262 from T€ 13,093 for the quarter ended June 30, 2006.

The decrease in net loss is related to the issues discussed in the above sections.

Adjusted EBITDA

Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program (“Adjusted EBITDA”) increased by T€ 17,126 or 18.9 % in the quarter ended June 30, 2007 compared to the quarter ended June 30, 2006. The increase primarily relates to the rate increase implemented in relation to the roll-out of the digital access product to the Company’s customer base, the growth in subscription revenues from pay TV, Internet & Phone offerings and control over the Company’s cost and expenses. In regard to the cost and expenses, approximately T€ 1,473 of total cost and expenses are related to the restructuring of the technical department and are one time in nature. Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Quarter Ended June 30,
	2007	2006
	T€
Profit/Loss from Ordinary Activities	38,462	34,555
Depreciation and Amortization	67,493	57,361
MEP related non-cash Expenses	1,630	-1,457
Adjusted EBITDA	107,585	90,459

Segment Reporting

The following table reflects the allocation of adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(7) for the quarter ended June 30, 2007:

	Cable		Internet &
	Access	TV/Radio	Phone	TKS	Reconciliation(7)	Total
	T€	T€	T€	T€	T€	T€
Profit (Loss) from Ordinary Activities	67,303	5,920	-8,612	2,008	-28,157	38,462
Depreciation and Amortization	51,051	4,146	6,200	348	5,748	67,493
MEP related non-cash Income/Expenses	119	17	48	0	1,446	1,630
Adjusted EBITDA	118,473	10,083	-2,364	2,356	-20,963	107,585

Cash Flow for the Quarter Ended June 30, 2007 Compared to the Quarter Ended June 30, 2006

For the quarter ended June 30, 2007, our cash balance amounted to T€ 35,470 and we had T€ 114,000 available under our revolving credit line.

On July 2, 2007 T€ 20,000 was drawn from our revolver under Facility B and on July 19, 2007 the revolver was increased to T€ 325,000 bringing total availability to T€ 219,000.

To sell pay TV and Internet & Phone services, we will need to devote considerable resources to our development, distribution and marketing efforts. As a result, our principal uses of cash will be to fund the development, marketing and distribution of new products and for capital expenditures related to upgrading of our network to bi-directional capability, as well as to fund working capital and our interest bearing debt service.

The following table shows a condensed version of our cash flow for the period ended June 30, 2007 and 2006:

	Quarter ended June 30,
	2007	2006
	T€
Cash Flow from Operating Activities	11,540	9,500
Net Cash used in Investing Activities	-79,356	-48,361
Net Cash from/used in Financing Activities	49,178	-125,669
Change in Cash and Cash Equivalents	-18,638	-164,530
Cash and Cash Equivalents at the beginnig of the period	54,108	225,092
Accretion/Depreciation on Investments and Other Securities	0	265
Cash and Cash Equivalents at the end of the period	35,470	60,827

Cash flow from Operating Activities

Our cash flow provided from operating activities in the quarter ended June 30, 2007 increased by T€ 2,040 or 21.5 % compared to the quarter ended June 30, 2006.

(7)    Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

Net Cash used in Investing Activities

Net cash used in investing activities increased by T€ 30,996 or 64.1 % for the quarter ended June 30, 2007. This increase primarily relates to the acquisition of shares in a Level 4 cable television operator.

Net Cash from /used in Financing Activities

Net cash from financing activities amounts to T€ 49,178 in the quarter ended June 30, 2007. Included in the cash flow from financing activities are proceeds in the amount of T€ 86,000  from Facility B. T€ 35,065 was used to pay interest and transaction costs.

Net cash used in financing activities amounted to T€ -125,669 in the quarter ended June 30, 2006. Included was the repayment of T€ 75,848 of our senior credit facilities in relation to the refinancing in May 2006. This new senior credit facilities comprised of two facilities, a T€ 1,150,000 term loan facility (Tranche A) and a T€ 200,000 revolving credit facility (Tranche B) which has been increased to T€ 325,000. Tranches A and B mature on June 30, 2012.

Capital Expenditures

In the quarter ended June 30, 2007, the Company invested approximately T€ 75,008 in capital expenditure. Of this amount approximately T€ 21,765 was invested primarily in the upgrade of the network for Internet & Phone services. Capital expenditures related to IT-Hardware, licenses and software amounted to T€ 11,276 for the quarter ended June 30, 2007.

The Risk Management-System for KDG

During the course of the previous business year, an organization-wide risk management system was introduced at Kabel Deutschland.

The implementation of the risk management organization including the publication of the risk management manual and the assignment of functions to management was carried out in the quarter ended September 30, 2006.

The risk management system is an integral component of all processes within our organization. It is designed to ensure that unplanned developments can be identified early and actively controlled by management.

History has shown that KDG’s risk environment can change quickly and unexpectedly as a result of various situations and influences. It is therefore necessary to be able to react quickly so that no situation can cause substantial damage to the existence or have long-term impact on the assets, the financial position and earnings.

The decisions made on the identification and the taking of risks are generally made in the operating units. The management of KDG are therefore also risk managers. This means that the competences for the responsibility and the control of risks lie with them. The system is supported by the central risk management unit which carries out risk controlling. The separation of functions is thus ensured.

Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed transparency of the risk situation. In particular cases and in the event of determined limits in the early warning system being exceeded, immediate reporting is put in place alongside the regular standard reports. Furthermore, risk controlling is responsible for the continuous development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

Risks Associated with our Business

The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations.

•     We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

•     We may not be able to renew our existing contracts with Level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with Level 4 operators and housing associations.

•     Level 4 operators and large housing associations may seek to reduce their signal delivery costs through clustering, which could adversely affect our profitability.

•     We rely on DTAG and certain of its affiliates for a significant part of our network.

•     U.S. military redeployment may adversely impact our TKS business.

•     Failure to control customer churn may adversely affect our business.

•     We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability.

•     Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

•     If we fail to introduce new or enhanced products and services successfully, our revenues and margins could be lower than expected.

•     Failure to maintain and upgrade our cable television network or make other network improvements could have a material adverse effect on our operations and impair our financial condition.

•     The occurrence of events beyond our control could result in damage to our cable television network and digital playout facility.

•     The functionality of our encryption system could be compromised by illegal piracy, leading to a material adverse effect on our business.

•     The installation of a new information technology system and changes to our financial accounting systems and personnel may result in higher cost than expected.

•     Our subscriber data may not be representative of our actual results and data.

•     Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

•     Uncertainties as to copyright laws may adversely affect our ability to conduct our business.

•     The interests of our principal shareholders may be inconsistent with the interests of the holders of Senior Notes and of each other.

•     We may pursue acquisitions that, if consummated, could decrease the availability of cash to repay our indebtedness and may adversely affect our business if we cannot effectively integrate these new operations.

Risks Relating to Regulatory and Legislative Matters

•     We are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business, and further changes could also adversely affect our business.

•     The Federal Network Agency (“FNA” – “Bundesnetzagentur”) has declared within a regulatory ordinance as of April 2007 that we have significant market power (“SMP”) in our regional, network based cable television market in which we operate. In it’s decision the FNA has imposed certain remedies for the feed-in market for broadcasters (“Einspeisemarkt”) and the signal delivery market to Level 4 operators (“Signallieferungsmarkt”).

•     Due to regulation we do not have complete control over the prices that we charge to broadcasters or through wholesales offers to Level 4 operators, and this may adversely affect our future cash flows and profitability. This may also affect our pricing flexibility for housing associations and subscribers.

•     We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations (must carry).

•     Analog television and radio distribution may be phased out, which may adversely affect our competitive position and could result in increased costs or a loss of revenue.

•     Changes in German tax law may mean that we will not be able to deduct fully interest on our debt instruments. In any such event, we may elect to release guarantees in favor of the Senior Notes, which would require us to fund the repurchase of the Senior Notes outstanding at such time.

Risks Relating to our Indebtedness and our Structure

Our high leverage and debt service obligations could materially adversely affect our business, financial condition or results of operations.

For the quarter ended June 30, 2007, the Company incurred a net loss of T€ 4,262. The accumulated deficit could result in the Company being treated as over-indebted if the book equity was to be negative. Management retained a third party independent auditor to perform an evaluation of the net assets of KDVS under German valuation standards in 2004. The results indicate that the net assets held by the Company are substantially undervalued based on the appraisal. The Company has consummated a corporate reorganization which allowed it to recognize the unrealized value in the German GAAP stand-alone commercial balance sheets of KDVS and KDG GmbH. The Company foresees no issues with meeting all of its financial obligations on a timely basis or with over-indebtedness.

We are highly leveraged and have significant debt service obligations. As of June 30, 2007 we had T€ 1,991,553 of indebtedness (before netting with transaction cost and exchange rate effects; excluding a further T€ 200,000 of borrowing capacity available under our revolving credit facility of which T€ 86,000 were drawn by KDG at the balance sheet date), of which T€ 1,150,000 was term indebtedness under the Senior Credit Facility Term A, T€ 86,000 was term indebtedness under the Senior Credit Facility Term B and T€ 755,553 was indebtedness under the Senior Notes. We anticipate that our high leverage will continue for the foreseeable future.

Under U.S. GAAP, certain of the obligations under the SLAs could be treated as capital lease obligations, which would adversely affect our leverage; however, these SLAs are generally not treated as indebtedness under the indenture governing the Senior Notes (including for purposes of the consolidated leverage ratio).

Our high leverage could have important consequences, including, but not limited to:

•     increasing our vulnerability to a downturn in our business or economic and industry conditions;

•     limiting our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities and other corporate requirements;

•     requiring the dedication of a substantial portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, which means that these cash flows will not be available to fund our operations, capital expenditures or other corporate purposes; and

•     limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industries in which we operate.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations.

We may incur substantial additional indebtedness in the future. The terms of the Senior Credit Facilities and the indenture governing the Senior Notes restrict us from incurring additional indebtedness, but do not prohibit us from doing so. In addition, the terms of the Senior Credit Facilities and the indenture governing the Senior Notes do not restrict our parent companies from incurring future indebtedness for any purpose, including the funding of further distributions to our ultimate shareholders. The incurrence of additional indebtedness would increase the leverage-related risks described in this report.

We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors” and elsewhere in this management report.

We cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

If our future cash flows from operations and other capital resources (including borrowings under the Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may, inter alia, be forced to:

•     reduce or delay our business activities and capital expenditures;

•     sell assets;

•     obtain additional debt or equity capital; or

•     restructure or refinance all or a portion of our debt on or before maturity.

We cannot assure that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Senior Notes and the Senior Credit Facilities, limit, and any future debt may limit, our ability to pursue any of these alternatives.

We are subject to significant restrictive debt covenants, which limit our operating flexibility.

The Senior Credit Facilities and the indenture governing the Senior Notes contain covenants significantly restricting our ability to, among other things:

•     incur or guarantee additional indebtedness;

•     pay dividends or make other distributions or repurchase or redeem our stock;

•     make investments or other restricted payments;

•     dispose of assets;

•     create liens;

•     enter into certain transactions with affiliates;

•     enter into agreements that restrict our subsidiaries’ ability to pay dividends; and

•     consolidate, merge or sell all or substantially all of our assets.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

The Senior Credit Facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. In the event of a default under the Senior Credit Facilities or certain other defaults under other agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-default or cross-acceleration provisions, including the Senior

Notes, may, as a result, also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances.

We undertook an Asset Step-Up in fiscal year 2004 and may undertake further Asset Step-Ups in the future that may be prejudicial to our existing business and subject KDG to additional liability.

We are exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

Risks associated with Financial Instruments

The Company is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through the use of derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risks (by entering into currency swaps) or the risk of varying interest payments (by entering into payer swaps and buying caps).

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value. Changes in the fair value of the derivative financial instruments for which hedge accounting is used are either disclosed in profit and loss or in equity under the fair value reserve, depending on whether it is a fair value hedge or a cash flow hedge.

In the interest rate swaps, the variable interest rates (EURIBOR) on the Company’s bank loans are effectively exchanged for a fixed interest rate of 3.705 % per annum. The Company entered into interest rate swaps with a notional amount of T€ 778,125 which will be amortized through 2009. As per June 30, 2007, the notional amount is T€ 527,391.

These swaps entitle the Company to receive a payment from the counter-party if the market variable interest rate exceeds the fixed interest rate, and oblige the Company to make a payment to the counter-party if the fixed interest rate exceeds the market variable interest rate. These types of agreements are entered into to effectively convert the interest rates on the Company’s long-term liabilities to banks from variable to fixed.

In 2003 one of the Company’s subsidiaries also purchased interest rate caps of 4.2% per annum with a notional amount of T€ 259,375 which will be amortized through 2009. As per June 30, 2007,  the notional amount is T€ 175,797. These caps entitle the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

With respect to the Company’s 2014 Senior Notes, the Company also entered into a hedge agreement swapping 100% of the US-Dollar denominated principal (TUSD 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years with various banks. The agreed exchange rate is USD 1.2066 for each EURO. The weighted average Euro fixed rate across all hedge banks is 10.2046%.

Subsequent Events

As of July 10, 2007, HOT-Kabelservice GmbH (a Level 4 operator) was merged with Kabel Deutschland Vertrieb und Service GmbH & Co. KG.

On July 2, 2007 an amount of T€ 20,000 was drawn from our revolver under Facility B. On July 19, 2007 the existing revolver under Tranche B of the Senior Credit Facility was increased by T€ 125,000 to T€ 325,000 from T€ 200,000. As of July 31, 2007 T€ 36,000 had been repaid under Facility B and on August 10, 2007 an additional amount of T€ 10,000 was drawn under Facility B.

Unterföhring, August 23, 2007

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein	Paul Thomason

Chief Executive Officer	Chief Financial Officer

Herbert R. Hribar	Dr. Manuel Cubero del Castillo-Olivares

Chief Operating Officer	Managing Director, Cable Access and Content

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

Date	August 14, 2007	By	/s/ PAUL THOMASON
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Services GmbH & Co KG
(Registrant)

Date:	August 14, 2007	By	/s/ PAUL THOMASON
Paul Thomason, Managing Director